EXHIBIT 99.1

Notice to U.S. Shareholders. The offer described in this document is for the securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. You should be aware that the offeror may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

Corporations Act 2001 (Cth)

Section 650D(1)

Notice of Variation — Extension of Offer

To:          Ambassador Oil and Gas Limited ACN 152 595 429

Australian Securities and Investments Commission

ASX Limited

Each person to whom offers were made under the takeover bid referred to in this Notice

Notice of variation - extension of Offer Periods

Outback Shale Hunter Pty Ltd ACN 169 963 820 (Outback Shale Hunter) gives notice under section 650D(1) and of the Corporations Act 2001 (Cth) (Corporations Act) that:

1.                                     Pursuant to section 650C of the Corporations Act, it varies its takeover offers dated 23 June 2014 (Offers) for all the ordinary shares in Ambassador, that is contained in the bidder’s statement dated 20 June 2014 (Bidder’s Statement) by extending the period during which the Offers will remain open so that the Offers will now close at 7:00pm (Sydney time) on 22 August 2014 (unless further extended).

2.                                     A copy of this notice was lodged with ASIC on 18 July 2014.  ASIC takes no responsibility for the contents of the notice.

3.                                     Words defined in the Bidder’s Statement have the same meaning in this notice, unless the context requires otherwise.

/s/ Gary C. Evans	/s/ Barry J. Casson

Gary C. Evans	Barry J. Casson
Director	Director
Outback Shale Hunter Pty Ltd	Outback Shale Hunter Pty Ltd

Date: 18 July 2014